SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         April 5, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit
Number                 Description of Exhibits
----------             ---------------------------

     1                 Creo Products Inc. Material Change Report under
                       Section 85(1) of the Securities Act (British
                       Columbia) and Material Change Report under
                       Section 75(2) of the Securities Act (Ontario) On Form 27, filed on April 5, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              CREO PRODUCTS INC.


                              BY:       /s/ Thomas Kordyback
                                  ----------------------------------
                                  Name:  Thomas Kordyback
                                  Title: Vice President, Finance,
                                           Chief Financial Officer
                                           and Secretary

Date: April 5, 2000

                     EXHIBIT 1 TO FORM 6-K


Creo Products Inc. Material Change Report under Section 85(1) of the Securities Act (British Columbia) and Material Change Report under Section 75(2) of the Securities Act (Ontario) on Form 27, filed on April 5, 2000 with the British Columbia Securities Commission, Province of British Columbia, Canada and the Ontario Securities Commission, Province of Ontario, Canada.

                            FORM 27
       MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
               SECURITIES ACT (BRITISH COLUMBIA)
               ---------------------------------
                  MATERIAL CHANGE REPORT UNDER
         SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
         ----------------------------------------------

1.   Reporting Issuer
     CREO PRODUCTS INC. ("Creo")
     3700 Gilmore Way
     Burnaby, British Columbia
     V5G 4M1

2.   Date of Material Change

     April 4, 2000

3.   Press Release

     Date of Issuance:        April 4, 2000
     Place of Issuance:       Vancouver, British Columbia

4.   Summary of Material Change

     Creo Products Inc. completed its previously announced acquisition of the digital preprint and print-on demand assets of Scitex Corporation Ltd. ("Scitex") in exchange for 13.25 million Creo shares, valued at approximately US $551 million.

5.   Full Description of Material Change

     As previously announced in January 2000, the closing of this transaction officially merges the prepress operations of Scitex with Creo's existing graphic arts operations. The resulting operating division, called CreoScitex, will focus exclusively on technologies for the graphic arts
     industry.   CreoScitex will capitalize on strong synergies in technology, products, services, and distribution to create a leading provider of worldwide digital prepress solutions. As the operating name for the entire graphic arts division of Creo Products Inc., CreoScitex embodies for customers a proven history of technological innovation and signals solid leadership in the digital transformation of the graphic arts industry.

     Immediately following the closing, Rimon Ben-Shaoul (Chairman of the Scitex board) and Yoav Z. Chelouche (President and CEO of Scitex) were appointed to the board of Creo Products Inc., joining seven existing directors. Amos Michelson (CEO of Creo Products Inc.) and Dan Gelbart (Corporate President of Creo Products Inc.) continue in their roles. Mark Dance (Executive Vice-President of Creo Products Inc.) leads the CreoScitex management team as President. Erez Meltzer, formerly of Scitex, has assumed the role of Chief Operating Officer of Creo Products Inc. and President of CreoScitex Corporation Ltd. in Israel.

6. Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of the Securities Act (Ontario)

     Not applicable.

7.   Omitted Information

     Not applicable.

8.   Senior Officers

     For further information contact:

     Thomas Kordyback
     Creo Products Inc.
     3700 Gilmore Way
     Burnaby, BC
     V5G 4M1

     Telephone:     (604) 451-2743
     Facsimile:     (604) 419-4724

9.   Statement of Senior Officer
     The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 5th day of April, 2000.

                              CREO PRODUCTS INC.
                              Per: /s/ Tom Kordyback
                                   --------------------------
                                  (Authorized Signatory)

                                   Thomas Kordyback, Vice President,
                                   Finance, Chief Financial Officer
                                   and Secretary
                                  (Print Name and Title)